SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Copel Launches Voluntary Dismissal Program (“PDV”)

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that launched, on this date, as provided for in the collective bargaining agreement (“ACT”) signed in January this year, the new Voluntary Dismissal Program (“PDV”).

The employee who adheres to the PDV will receive 30 (thirty) remunerations as indemnity compensation for the termination of the employment contract, and each employee will be entitled to the minimum amount of R$ 150 thousand, as well as payment by the Company of a fine of 40% of the value basis for termination purposes of the Severance Indemnity Fund – FGTS. After termination, maintenance will be granted for 12 (twelve) months of the payment of the monthly subsidy related to the monthly fee of the health plan and food allowance.

The PDV is limited to a budget of R$ 300 million in indemnities, without considering the amount of the FGTS fine and the subsidy for 1 year of health plan and food vouchers, and the selection criterion for the effectiveness of the adhesions will be the descending ranking of sum of age and time with the company until reaching the financial limit. If the number of requests exceeds this limit, Copel will assess the feasibility of expanding the established financial resource.

The period to apply for membership is from August 28th to September 15th and memberships will be effective after October 6, 2023. The termination must take place within 12 (twelve) months from the effective date of the transformation of Copel into a Corporation on August 11, 2023.

The Company will keep shareholders and the market in general informed about the progress of the matter that may be of interest to the market and emphasizes that the program is an integral part of the strategic management for value creation, which includes the continuous improvement of operational efficiency and long term vision.

Curitiba, August 24, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 24, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.